[redacted]

08030121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~612~~ 00621

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAMILY INCOME PLANNING, INC.

OFFICIAL USE ONLY
1783
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 N. W. BROAD STREET
(No. and Street)

SOUTHERN PINES (City) NORTH CAROLINA (State) 28387 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACQUELINE M. WESTBROOK (910) 692-8271
(Area Code – Telephone Number)

SEC Mail Processing Section

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 28 2008

MCKNIGHT WOOD & GUY, P.A.
(Name – *if individual, state last, first, middle name*)

Washington, DC 102

211 EAST SIX FORKS RD., SUITE 112, RALEIGH (Address) (City) NC (State) 27609-7743 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FAMILY INCOME PLANNING, INC.

FINANCIAL STATEMENTS
with the
INDEPENDENT AUDITORS' REPORT
AND OTHER FINANCIAL INFORMATION

For the Years Ended December 31, 2007 and 2006

Family Income Planning, Inc.

Audited Financial Statements
and Other Financial Information

For the years ended December 31, 2007 and 2006

Contents

McKNIGHT WOOD & GUY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Thomas G. McKnight, CPA
Fred P. Wood, Jr., CPA
Stephen M. Guy, CPA

211 E. Six Forks Road, Suite 112
Raleigh, North Carolina 27609-7743
919-828-7722 Fax 919-828-7758
www.mwgpa.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Family Income Planning, Inc.
Southern Pines, North Carolina

We have audited the accompanying statements of financial condition of Family Income Planning, Inc., as of December 31, 2007 and 2006 and the related statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Family Income Planning, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplementary section is presented for purpose of analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

McKnight Wood & Guy, P.A.

McKnight Wood & Guy, P.A.

February 22, 2008

FAMILY INCOME PLANNING, INC.
STATEMENTS OF FINANCIAL CONDITION
For the years ended December 31, 2007 and 2006

		2007		2006
ASSETS				
Current Assets:				
Cash and cash equivalents	$	28,751	$	25,314
Marketable securities		29,217		12,317
Total Current Assets		57,968		37,631
Property and equipment		77,074		77,074
Less: accumulated depreciation		(77,074)		(77,074)
Total Assets	**$**	**57,968**	**$**	**37,631**
LIABILITIES AND STOCKHOLDER'S EQUITY				
Current Liabilities:				
Payroll taxes	$	3,205	$	-
Accrued expenses		2,117		3,248
Total Current Liabilities		5,322		3,248
Stockholder's Equity:				
Common Stock, $1 par value, 200 shares authorized, 200 issued and outstanding		200		200
Paid in capital		47,972		47,972
Retained Earnings (Deficit)		(2,821)		(13,789)
Net unrealized gains on marketable securities		7,295		-
Total Stockholder's Equity		52,646		34,383
Total Liabilities and Stockholder's Equity	**$**	**57,968**	**$**	**37,631**

See Accountants' Report and Notes to Financial Statements.

FAMILY INCOME PLANNING, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the years ended December 31, 2007 and 2006

	2007	2006
REVENUES	$ 148,912	$ 138,429
EXPENSES		
Officer's salary	29,845	6,443
Other salaries	44,913	33,919
Auto expense	3,348	2,039
Dues and publications	2,566	2,920
Repairs and maintenance	2,345	5,125
Telephone and utilities	11,721	6,010
Advertising	727	858
Office expense	17,755	15,467
Employee medical insurance	9,513	15,954
Legal and accounting	2,975	2,790
Rent	11,000	12,000
Commission	36,780	33,182
Payroll taxes	5,307	3,137
Insurance	1,711	893
Taxes and licenses	1,215	2,592
Travel	1,380	1,100
Meals and Entertainment	81	37
Miscellaneous expense	778	1,232
Total Expenses	183,960	145,698
OPERATING INCOME (LOSS)	**(35,048)**	**(7,269)**
Other income (expense)		
Dividends and interest	1,130	1,133
Gain/(loss) on sale of securities	1,862	(1,756)
Miscellaneous	46,024	-
TOTAL OTHER INCOME (EXPENSE)	**49,016**	**(623)**
NET INCOME(LOSS) BEFORE INCOME TAXES	**13,968**	**(7,892)**
Provision for income taxes	(3,000)	-
NET INCOME (LOSS) AFTER INCOME TAXES	**10,968**	**(7,892)**
Beginning Retained Earnings (Deficit)	**(13,789)**	**(5,897)**
Ending Retained Earnings (Deficit)	**$ (2,821)**	**$ (13,789)**

See Accountants' Report and Notes to Financial Statements.

FAMILY INCOME PLANNING, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 10,968	$ (7,892)
Adjustments to reconcile net Income to net cash provided (used) by operating activities:		
(Gain)/loss on sale of marketable securities	(9,605)	1,756
Changes in operating assets and liabilities:		
Increase (decrease) in accrued expense	2,074	(173)
Net cash provided (used) by operating activities	**3,437**	**(6,309)**
NET INCREASE (DECREASE) IN CASH	**3,437**	**(6,309)**
Cash and cash equivalents at beginning of year	25,314	31,623
Cash and cash equivalents at end of year	**$ 28,751**	**$ 25,314**

SUPPLEMENTAL DISCLOSURES

	2007	2006
Cash paid during the year for:		
Interest expense	-0-	-0-
Income taxes	$ 3,000	-0-

DISCLOSURE OF ACCOUNTING POLICY

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

FAMILY INCOME PLANNING, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 1 – SUMMARY SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

The company generates its revenues by placing private transactions for individual investors.

Property and equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred while renewals and betterments are capitalized.

Income taxes

Income taxes are provided for the tax effects of the transaction reported in the financial statement. Current income taxes are based upon the year's taxable income for Federal and State income tax reporting purposes.

Current Tax Provisions	2007	2006
Federal	$3,000	$ -
State	-	-
	$3,000	$ -

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

NOTE 2 – EXEMPTION FROM RULE 15c3-3

The company is registered with the Securities and Exchange Commission as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The company operates under the exemptive provisions (k)(2)(i) of Rule 15c3-3 and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 3 – NET CAPITAL REQUIREMENT

The company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule. This rule requires that the company maintain minimum net capital, as defined, of $25,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2007 and 2006, the company had net capital of $51,485 and $33,008. These amounts exceeded the required net capital by $26,485 and $8,008 respectively. The company's aggregate indebtedness ratio to net capital was 10.34% and 9.84% for the years ended December 31, 2007 and 2006.

SUPPLEMENTARY INFORMATION

FAMILY INCOME PLANNING, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
For the years ended December 31, 2007 and 2006

	2007	2006
TOTAL STOCKHOLDER'S EQUITY	$ 52,646	$ 34,383
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets	-	(954)
TENTATIVE NET CAPITAL	52,646	33,429
Haircut on securities	(1,161)	(421)
NET CAPITAL	**$ 51,485**	**$ 33,008**
AGGREGATE INDEBTNESS		
Accrued expenses and other current liabilities	5,322	3,248
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL	10.34%	9.84%
MINIMUM NET CAPITAL REQUIRED	25,000	25,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIRED	26,485	8,008
RECONCILIATION WITH COMPANY'S COMPUTATION IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2007 & 2006		
Net capital as reported in Company's Part II:		
Unaudited Focus Report	51,485	33,008
Audit adjustment for SEP, accrued and other expenses/timing difference	-	-
NET CAPITAL PER ABOVE	**$ 51,485**	**$ 33,008**

See Accountants' Report and Notes to Financial Statements.

McKNIGHT WOOD & GUY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Thomas G. McKnight, CPA
Fred P. Wood, Jr., CPA
Stephen M. Guy, CPA

211 E. Six Forks Road, Suite 112
Raleigh, North Carolina 27609-7743
919-828-7722 Fax 919-828-7758
www.mwgpa.com

To the Board of Directors
Family Income Planning, Inc.
Southern Pines, North Carolina

In planning and performing our audit of the financial statements of Family Income Planning, Inc. for the years ended December 31, 2007 and 2006, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by Family Income Planning, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Family Income Planning, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Family Income Planning, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserves System.

The management of Family Income Planning, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objective of an internal control structure and the practices and procedures to provide management with reasonable but not absolute assurance that assets for which Family Income Planning, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Family Income Planning, Inc.'s practices and procedures were adequate at December 31, 2007 to meet the SEC objectives.

This report is intended solely for the use of the shareholders, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

McKnight Wood & Guy PA

McKnight Wood & Guy, P.A.

February 22, 2008

END